Troutman Pepper Hamilton Sanders LLP
3000 Two Logan Square, Eighteenth and Arch Streets
Philadelphia, PA 19103-2799

troutman.com

John P. Falco
John.Falco@troutman.com

May 27, 2021

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549
Attn:  Ms. Karen Rossotto & Mr. Tony Burak:

Re:	StoneCastle Financial Corp. (the “Company”)
1940 Act File No. 811-22853
1933 Act File No. 333- 204417

Dear Ms. Rossotto and Mr. Burak:

This letter responds to the oral comments of the staff of the Securities and Exchange Commission (the “Staff”) to the Company’s Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) and under the Investment Company Act of 1940.  Where indicated below, the Company’s revisions addressing the Staff’s comments are reflected in Pre-Effective Amendment No. 2 to the Company’s Registration Statement (the “Amendment”).

The Staff provided their comments on May 20, 2021 (the “Accounting Staff Comments”), on May 25, 2021, and on May 26, 2021 (the “Disclosure Staff Comments”). We have organized this letter by setting forth the Staff’s Accounting Comments followed by the Legal Comments. The Staff’s comments are in italicized text followed by the Trust’s response. Capitalized terms used below and not otherwise defined herein have the meanings assigned to them in the Amendment.

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Accounting Staff Comments

1.              Please provide hyperlinks to the filings listed under the heading “Incorporation by Reference”

Response: The Registration Statement has been amended to address the Staff’s comment.

2.              On page 13 of the Prospectus, in the fee table, please revise the line item “Total Stockholder Transaction Fees,” to reflect that such fees will be disclosed in a prospectus supplement.  .

Response: The Prospectus has been amended to address the Staff’s comment.

Disclosure Staff Comments

3.              In the Prospectus reference is made to “contingent capital securities.” To the extent this refers to contingent convertible convertible securities please revise accordingly.

Response: The Prospectus will be revised to change “contingent capital” to “contingent convertible securities”.

4.              Please refer to “alternative capital securities,” as “regulatory capital securities.”

Response: The Prospectus has been revised to reflect the Staff’s comment.

5.              On page 5 of the Prospectus, in the section entitled “Risks Related to Our Investments,” please provide additional disclosure around unrated securities. For example, if such securities have been determined by the Adviser to be of comparative ratings to investment-grade securities, please disclose such information.

Response: The Prospectus has been revised to address the Staff’s comment and to disclose that if such securities were rated they may be rated below investment-grade.

6.              Please confirm that investment referral and endorsement agreements between the Company and CAB Marketing, LLC and CAB L.L.C., provided to the Staff on May 18, 2021 are no longer in effect.

Response: Confirmed.

7.              On page 28 of the Prospectus, please use the header “Senior Securities” before the table currently labeled “Effects of Leverage.”

Response: The Prospectus has been revised to reflect the Staff’s comment.

8.              On page 3 of the Prospectus, please provide additional disclosure describing what is meant by the phrase “backed by a diverse range of underlying corporate credits,” in the sentence, “We typically invest in regulatory capital securities issued by larger, regulated global money center banks and backed by a diverse range of underlying corporate credits.”

Response: The Prospectus has been revised to address the Staff’s comment. Generally, such regulatory capital securities provide exposure to loans originated by and held on the issuing bank’s balance sheet.

9.              The Prospectus discloses that certain securities in which the Company invests may be non-investment grade or unrated and, if unrated, may have greater credit and liquidity risks than investment-grade corporate obligations that are publicly rated. Please revise the risk disclosure to state that securities rated below investment grade and certain unrated securities are considered to be speculative, “high yield,” or “junk” and are subject to greater market and credit risks, and accordingly, that the risk of non-payment or default is higher than investment-grade securities. In addition, please disclose that such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal in falling rate environments.

Response: The Company will update the risk disclosure to address the Staff’s comment. The updated disclosure will be included in a Prospectus or Prospectus Supplement filed pursuant to Rule 424 in connection with any offering from the Company’s shelf registration.

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We trust that this response addresses the Staff’s comments.  If you have any further questions, please contact me at 215.981.4659 or, in my absence, John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco
John P. Falco

cc:           John M. Ford, Esq.